Exhibit 2

clirSPV LLC

May 26, 2022

Board of Directors

ClearSign Technologies Corporation

Re: Waiver of Notice Requirement and Participation Right

Ladies and Gentlemen:

Pursuant to Section 2 of Appendix IV of that certain Stock Purchase Agreement (the "Agreement") entered into on July 12, 2018 between ClearSign Technologies Corporation (the "Company") and clirSPV LLC (the "Investor"), the Investor has a right to participate, on terms and conditions no different from those offered to other purchasers, its pro rata portion of any new Equity Securities, other than those securities defined in the Agreement as Excluded Securities, that the Company may from time to time propose to issue or sell for the purpose of raising capital (the "Participation Right"). Terms not otherwise defined herein shall have the meanings as assigned to them in the Agreement.

Pursuant to subsection b. of Section 2 of Appendix IV of the Agreement, the Company agreed to give the Investor written notice (the ''Notice") of any proposed issuance or sale of new equity securities (the "Offering") within five business days following any meeting of the Board at which the Offering is approved (the "Notice Requirement").

The Investor is willing to sign a waiver of the Company's obligation to comply with the Notice Requirement and modify its Participation Right but wants an extension of the Participation Right. The Company is willing to extend the Participation Right to a later date, but no later than June 30, 2027 (such date, the "Final Expiration Date"), to which holders of two-thirds of the units of the Investor agree to extend the period beyond July 18, 2023 in which they have no right to force a redemption of their interests in the Investor. The Investor believes that such agreement will enable it to maintain the holdings of the Investor thus lending stability and greater certainty to the stockholder base of the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby waives for the duration of the Participation Right (i) the Notice Requirement, including the delivery of an Issuance Notice, as those relate to any future registered offering of New Securities (other than any Excluded Securities), including the proposed offering through Newbridge Securities Corporation on or around May 27, 2022, made pursuant to a registration statement on Form S-1 or Form S-3, including any related concurrent private placement (a "Future Offering"), and (ii) the requirement that the proposed issuance date be at least 20 days from the date of such notice for a Future Offering (clauses (i) and (ii) collectively, the "Waiver").

In exchange for the Waiver, the Company and the Investor agree that the Participation Right is modified, such that, on the date that the number of new Equity Securities to be sold in a Future Offering and the price per New Security is determined, the Company will notify the Investor of that information and the Company will sell to the Investor, if the Investor notifies the Company on or before the thirtieth (30th) calendar day after the final closing of such Future Offering (the "Offering Response Date") of its intention to purchase, a number of unregistered shares of the Company's common stock not in excess of an amount sufficient to maintain or reobtain the Investor's ownership percentage of 19.99% of the Company's outstanding common stock (the "Investor's Percentage Ownership"); provided, however, that the Investor's purchase shall be completed within six (6) Business Days after the Offering Response Date.

In addition, the Company and the Investor hereby agree that, effective upon the Investor Holder Consent (as defined below), the Participation Right, subject to the Waiver and modification contained herein, shall be extended from December 31, 2023 to such date that the holders of two-thirds of the outstanding units of the Investor agree (the "Investor Holder Consent") to extend such holder's existing agreement that he/she/itwill have no right to force a redemption of his/her/its interests in the Investor (the "Participation Right Extension Date"); provided, however, that the Investor provides written notice to the Company of the Investor Holder Consent prior to December 31, 2023 and the Participation Right shall in no event extend beyond the Final Expiration Date.

The Waiver is limited to the matters expressly waived herein and should not be construed as an indication that the Investor would be willing to agree to any future modifications to or waiver of any of the Notice Requirement or the Participation Right. Except as expressly set forth above, the terms and conditions of the Agreement shall remain in full force and effect and each of the Company and the undersigned reserves all rights with respect to any other matters and remedies.

The Company agrees to reimburse the Investor for documented expenses incurred by it in connection with the negotiation of this Waiver and such purchases of unregistered sales under the Waiver up to a maximum of $25,000. The Company further agrees that, in the event the Company sells convertible debt, preferred stock, or other instruments that are at any time convertible into or exercisable or exchangeable for common stock in a transaction that closes prior to the expiration date of the Participation Right as set forth in the Agreement, as modified herein, then the Company will reasonably endeavor to enable the Investor the ability to maintain or reobtain up to the Investor's Percentage Ownership by having the opportunity to purchase a portion of such securities at the same terms as other investors, on a timeline similar to that specified above for a Future Offering, whether public or private; provided, that such new securities would not fall within the definition of Excluded Securities and any such sale does not require the Company to bear any undue legal, regulatory or expense burden or to unreasonably delay any such financing in order to effectuate such sale.

This agreement includes the entire agreement of the Investor and the Company with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters; provided, however, that this waiver does not in any way modify the waiver entered into between the Company and the Investor on December 18, 2020. This agreement shall inure to the benefit of and be binding upon the Investor and the Company and their respective successors and permitted assigns in accordance with this agreement. This agreement may not be amended, modified or supplemented, and no provision of this waiver may be waived, other than by a written instrument duly executed and delivered by a duly authorized officer of each party hereto.

Very truly yours,

clirSPV LLC by
GPCLIRSPV LLC, managing member

By:	/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.

ACCEPTED AND AGREED TO:

ClearSign Technologies Corporation

By:	/s/ Colin James Deller
Colin James Deller, Chief Executive Officer